REDEEMABLE CONVERTIBLE PROMISSORY NOTE

Note Amount $200,000.00	June 1, 2018

For value received REACH Genetics, Inc., a Nevada corporation, with its principal address at 4800 Baseline Road, Unit E104-#345, Boulder, CO 80303 (the “Company”), promises to pay Jeffrey G. Hranicka or its assigns (“Holder”) the principal sum of $200,000.00 USD together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible promissory note (the “Note”) is issued as part of a series of similar convertible promissory notes (collectively, the “Notes”) pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement (as amended, the “Agreement”) dated as of June 1, 2018 between the Company and the Holder. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Loan shall be due and payable on May 31, 2019 (the “Maturity Date”).

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 12% per annum (twelve percent annual) or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion Right. At any time prior to the Maturity Date, the Holder, at its sole option, may convert the principal and accrued interest of the Note into Shares of Common Stock of the Company at a conversion price equal to the LESSER of (i) 75% of the Offering Price of the Company’s Common Stock in an Initial Public Offering, (ii) 75% of the price of Shares of Common Stock sold in any private offering by the Company within the ninety (90) days immediately preceding the date of conversion, or (iii) a conversion price of $1.00 per Share (the “Conversion Price”). Should the Holder choose to convert any or all of the amount owed pursuant to their note, said conversion shall be in lots of at least 25,000 shares, with any additional increments in lots of 10,000 shares.

4. Right of Redemption. At any time following 30 days from the date of issuance, the Company, at its sole option, may, upon five (5) days written notice to the Holder, redeem the Note at a redemption price equal to 110% of the principal amount and accrued interest. Prior to redemption, the Holder shall have the right to convert the principal and accrued interest into Shares of Common Stock in accordance with the conversion terms set forth in Section 3 above.

5. Maturity. Unless this Note has been previously converted in accordance with the terms of Sections 3 above or satisfied in accordance with the terms of Section 4 above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

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6. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

7. Prepayment. The Company may prepay this Note prior to the Maturity Date in accordance with the provisions of Section 4 above.

8. Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company, this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

(a) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) The Company shall default in its performance of any covenant under the Agreement or any Note;

(c) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

9. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

10. Governing Law. This Note shall be governed by and construed under the laws of the State of Nevada, as applied to agreements among Nevada residents, made and to be performed entirely within the State of Nevada, without giving effect to conflicts of laws principles.

11. Parity with Other Notes. The Company’s repayment obligation to the Holder under this Note shall be on parity with the Company’s obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

12. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders.

13. Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

[Signature page follows]

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE AFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO- ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

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SIGNATURE PAGE

REACH Genetics, Inc.

Company Signature: Date: June 1, 2018

Print Name: Cynthia Boerum

Title of Signor: Chief Executive Officer

Holder of the Note

Signature: Date: June 1, 2018

Print Name: Jeffrey G. Hranicka

Address: 8600 171st Place, Tinley Park, IL 60487-2298

Principal Amount of Note: $200,000.00 USD

Date of Note: June 1, 2018